May 5, 2005

Benton H. Wilcoxon
Chief Executive Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA  92614

Re:	Composite Technology Corporation
	Amended Registration Statement on Form S-3
	File No. 333-122280
      Filed on April 12, 2005

Dear Mr. Wilcoxon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-3

Risk Factors
1. Tell us why you deleted the risk mentioned in previous comment
17.
Also tell us why you deleted the risk regarding price competition.

Our future revenue is unpredictable - Page 8
2. We reissue comment 9 in part. Cite with greater specificity the current customer contracts mentioned in this risk factor. Also, please tell us why you deleted disclosure in response to the third bullet point of previous comment 9.

We are controlled by a small number - Page 5
3. Please disclose the substance of the second sentence of your response to comment 11.

We issued duly authorized shares to employees - Page 7
4. Clarify your response to comment 14. It is unclear why you address Rule 144 in your analysis. If shareholders cannot resell their securities for an amount that exceeds their purchase price due to market conditions or otherwise, wouldn`t they potentially have a right to put the shares to you due to the potential violation you cite? Isn`t the potential size of your obligation material?

Selling Security Holders - Page 12
5. We reissue comment 20. Describe the material terms of the relationships mentioned at the end of the second paragraph. For example, disclose the term of any agreement, and the compensation to be paid and already paid.
6. We note your response to comment 21 and we reissue it in part. With respect to consideration the selling shareholder`s paid in the past three years, describe the transaction and disclose the consideration in the registration statement.
7. Please reconcile the information from Exhibit A supplemetally submitted with your prior amendment to the number of shares beneficially owned and registered for resale by the selling security holders.

Where You Can Find More Information - Page 15
8. The financial statements should be updated if required by Item
310
of Regulation S-B.

Exhibits - Page II-2
9. Please revise the filing to include an updated accountants` consent.

Form 10-KSB for the year ended September 30, 2004

Description of Business

Corporate History - Page 4
10. Please expand your response to comment 29 to tell us:
- 	whether you distributed information statements for the
transactions, even though you did not file them; and
-	how you have insured that you will comply with your future
filing obligations under Section 14 of the Exchange Act.

Intellectual Property - Page 11
11. We reissue comment 35 in part. Please clarify how you have rights to the inventions of Dr. Bryant.

Marketability - Page 12
12. Please tell us whether the entities named in this section and in the section entitled "Summary of Events" have consented to your use of their data and whether any of the reports were prepared specifically for your use. If any of the reports mentioned in your filing are not public or were prepared specifically for your use, as it appears to be the case for the Kinectrics report, please file a consent as an exhibit to your registration statement as required by
Rule 436 of the Securities Act.

Competition - Page 13
13. We reissue comment 38. We note that you did not include a definition of the term "unreserved acceptance."
14. It appears that no revisions were made in response to comment
39.
We reissue the comment.

Equity Compensation Table - Page 31
15. Please expand your disclosure in response to comment 41 to provide the information required by Regulation S-B Item 201(d)(3).

Sales of Unregistered Securities - Page 32
16. We note your response to comment 42. While we may not necessarily agree with your analysis with respect to the November 2003 offer, please confirm that you will contact our Office of Mergers and Acquisitions before you conduct any similar transactions in the future. With respect to the December 2003 offering and related June 2004 reduction in warrant exercise price, please tell us the number of days during which your offer was outstanding and whether you would have accepted the exercise of less than all of the warrants.
17. We reissue comment 43. For example, we note your reference to the November 2001 issuance of common stock for "legal services" does not mention the amount of services you received.
18. We note your response to comment 44. Please tell us why you deleted the disclosure referenced in our comment. Did the transaction deleted not occur?
19. We reissue the last sentence of comment 45. It does not appear you responded to that part of our comment.
20. It is unclear how you addressed the concern raised in previous comment 46.
21. Expand the table provided in response to comment 47 to include all unregistered sales of equity securities, including option and warrant exercises. Also expand the table to indicate in which filing each sale was disclosed.

Managements` Discussion and Analysis or Plan of Operation - Page
39

Results of Operations - Page 39
22. Refer to previous Comment 49. Please revise the discussion of the
$2.65 million contract to clarify that revenue will be recorded upon completion of the contract in accordance with the completed contract method of revenue recognition.
23. Tell us more details of the $2.5 million service revenues recorded in fiscal 2004, including when the services were completed and if there are any additional obligations related to this agreement. Are any of the amounts refundable? In addition, indicate when the remaining amounts will be collected and if any problems are anticipated with the collection of this receivable.

Summary Compensation Table - Page 50
24. Disclose your response to comment 64.

Option Grants Table - Page 50
25. Reconcile you statement that there were no option grants during the year with the 2004 option grants made to Mr. Robbins as reflected in your Summary Compensation Table.




Consolidated Financial Statements - Page F-1

Report of Independent Registered Public Accounting Firm - Page F-2
26. Refer to previous Comment 71. We note that your auditors did not audit the following:
* The cumulative balance from the period from March 28, 2001 (inception) to September 30, 2004. An auditor`s association with the cumulative data is required on an annual basis as long as you are in the development stage.
* The consolidated statements of operations, shareholders` equity and cash flows for the year ended September 30, 2003.

27. The audit report should be revised to identify these periods as audited as required by Item 310(a) of Regulation S-B.
28. If you restated the financial statements these must be labeled "restated." The financial statements must also include the disclosures required by APB 20. Note that the auditor`s report must include an explanatory paragraph describing any restatement as required by AU Section 508. Supplementally, please tell us in detail what balances were restated and the accounting basis for the changes.
Please ensure this comment is applied to all your future Form 10-
Q`s
as well.
29. We noted that the auditors` report is not dated. Please revise to include the date of your auditors` opinion.

Consolidated Balance Sheet - Page F-3
30. Please revise the heading to say "and Subsidiaries" consistent with the rest of the financial statements.

Consolidated Statements of Operations - Page F-4
31. Refer to previous Comment 72. Please revise your footnotes to disclose the extent of your reliance on sales to one customer as required by paragraph 39 of SFAS 131. If this information has already been included in the amendment as indicated in your response, tell us where it is disclosed.

Consolidated Statements of Shareholders` Equity - Page F-5
32. Refer to previous Comment 75. Revise to present each equity instrument issuance separately and indicate the date of such issuance. As previously requested, the footnotes should clearly disclose the basis for the values assigned for each issuance involving noncash consideration and the expense recorded in the financial statements. Refer to paragraph 11 of SFAS 7.
33. Refer to previous Comment 76. Please tell us specifically how you modified your prior disclosure for the "cancellation of previously issued shares preferred stock exchange" as that subtitle no longer appears on your shareholders` equity statement or in the footnotes to the financial statements.

Supplemental Schedule of Non-Cash Financing Activities - Page F-13
34. Please revise the value of the 1,213,254 shares of restricted, unregistered common stock to the appropriate amount. It currently states that value as $1,520,0471,471,308.

Note 2 - Going Concern - Page F-15
35. Refer to previous Comment 78. Revise the filing to provide details of and the justification for managements` assertion that it
"is anticipated that the Company will begin generating sales in the
Fiscal year ended September 30, 2005."

Note 3 - Summary of Significant Accounting Policies - Page F-15

Stock-Based Compensation - Page F-16
36. Refer to previous Comment 80. Please supplementally clarify your accounting for stock-based compensation and warrants issued to non-employees. Specifically, tell us why you are recognizing the changes in fair value over the vesting period; cite the specific accounting literature you relied upon.
37. We see that you are utilizing the Modified Black-Scholes-Merton pricing model to value equity transactions. Please revise the filing to provide specific details of the assumptions utilized in those calculations.

Revenue Recognition - Page F-17
38. Refer to previous Comment 79. Supplementally, please address the following:
* We see that you sell your product through distributors. Supplementally describe the significant terms of your agreements with distributors, including payment, return, exchanges, and other significant matters. Supplementally explain and support when you recognize revenue to distributors. Revise the filing to clarify. Refer to SAB 104 and SFAS 48 as necessary in your response.
* Please tell us more about your sales to your cable wrapping partner. What are the significant terms and conditions of the distributor agreement with your partner? What obligation do you have to repurchase the inventory when the sales are not governed by the distributor agreement? Tell us why it`s appropriate to recognize revenue from transactions with your inventory manufacturing partner.
* We see that for multiple element contracts you do not allocate the arrangement consideration to the elements due to lack of vendor specific objective evidence of fair value (VSOE). However, according to paragraph 16 of EITF 00-21, VSOE is the preferable method of allocation when it is available, but "third-party evidence of fair value is acceptable if VSOE of fair value is not available." Tell us how you considered third-party evidence of fair value in your assessment of the allocation of arrangement consideration for your multiple element contracts. Clarify how you comply with EITF 00-21.

Note 6 - Investment in Other Companies - Page F-19
39. Refer to previous Comment 81. Your supplemental response noted that the original disclosure was in error and that the proper value of the transaction was $90,356. We noted that the footnote currently has the transaction valued at $191,450. Please supplementally reconcile these balances for us or revise the disclosure.

Note 7 - Commitments and Contingencies - Page F-21
40. Refer to previous Comment 83. Please revise the filing to consistently disclose for each case the details of the amounts accrued and provide a discussion of the expected impact of this litigation on financial condition, results of operations and liquidity or indicate the reason that this assessment cannot be made.
For each case that has been settled, please provide a detailed discussion of the terms of that settlement and how this was recorded in the financial statements and for cases that have been dismissed, please clearly state that fact. Refer SAB Topic 5Y.

Note 8 - Shareholders` Equity - Page F-27

Services Rendered - Page F-28
41. Refer to previous Comment 85. For issuances of stock for services rendered, please revise the filing to clearly identify whether the issuances were based on the fair market value of the stock issued or the fair value of services provided. For example, in numerous instances you state "services valued at", "services provided valued at" or "common shares valued at" which may be confusing to investors;
please revise to clarify your valuation technique.
42. Provide details of how the amounts recorded to expenses related to the issuances of stock, warrants and options for services in the statements of cash flows agree with the amounts discussed in Note 8.
43. In this regard, please tell us the basis for utilizing the common stock price of your registered common shares to value your transactions involving restricted, unregistered common stock. Please also tell us the specific details of the discounts assigned to the quoted market prices and the accounting basis for this discount in all instances. We would expect that any discounts assigned to traded or quoted prices would be rare and only in unusual circumstances. If there are any such discounts there should be clear disclosure that quantifies the amount of the discount and the basis for using a price other than your quoted market price.

Investments in Other Companies - Page F-30
44. Supplementally, please tell us why using a 50% discount to the closing price of the Company`s common stock was a more reliable measure of fair value than utilizing the fair value of 37,335 share of AMJ common stock.

Legal Settlements - Page F-30
45. We noted on page 24 that the April 2003 settlement of Jarblum
v.
TTC, et. al. resulted in the issuance of 50,000 Series K warrants
and
cash payments of $210,000. However, we see here that in February
2003
you issued 1,500,000 shares of restricted, unregistered common stock as part of the settlement. Supplementally and in detail, please tell us the settlement agreement that was reached with Jarblum, the basis for your discounting technique and your assumptions utilized to discount the shares. Please revise the filing to also disclose this information.

Stock Options - Page F-34
46. Refer to previous Comment 88. We see you recorded $364,277 of compensation expense related to the cashless exercise provisions. Supplementally please tell us how you calculated the compensation charge. Please also revise the filing to include the assumptions and share prices utilized in your compensation expense calculation.
47. We see that you amended your disclosure to say, "the company does not intend to allow for future cashless exercise of stock options."
However, we see in your Form 10-Q for the quarter ended December
31,
2004 you allowed additional cashless exercise of stock options. Please revise the filing to clarify this statement. Additionally, please tell us whether your stock option plan contains cashless exercise provisions.




Warrants - Page F-38
48. We see that you issued Red Guard a warrant to purchase approximately 1.9 million shares of stock as an inducement to modify the conversion price and subsequently you modified the warrant in October 2001. Supplementally, please tell us the accounting basis for not recording any expense related to either the issuance of the original warrant or the modification. Cite the accounting guidance upon which you relied.
49. Supplementally, please tell us the accounting basis for not recognizing the Series I warrants at the time of their issuance between March and September 2003. Additionally, you indicated that since the warrants are subject to litigation "no reduction of expense was recorded." However, when the warrants were issued you recorded no expense. Please revise your disclosure to reconcile these statements.
50. In November 2003, you offered the holders of Series E and H warrants the opportunity to exercise their warrants before December
10, 2003 and receive a Series R warrant to purchase one share of restricted, unregistered stock for each 5 shares purchased using the
Series E and H warrants. Please tell us how you accounted for this modification which resulted in the exercising of the entire Series H warrant.

Form 10-Q for the Quarterly Period Ended December 31, 2004

Financial Statements
Note 6 - Shareholders` Equity - Page 11

Warrants - Page 12
51. Refer to previous Comment 96. Please revise the filing to include the assumptions inherent in the valuation model you utilized for the issuance of the warrants.

Legal Proceedings - Page 32
52. We reissue comment 40 with respect to the action brought by Mr.
O`Keefe.

Post-Effective Amendment to Registration Statement on Form S-3
(333-
112798)
53. With respect to your pending post-effective amendment to the registration statement on Form S-3, please comply with the previously issued comments and the foregoing comments as applicable. We anticipate at this time that no further review of the above registration statement will be made other than a review of your responses to the previously issued comment and the foregoing comments. We will consider a written request for acceleration of the effective date of the above registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

*          *          *
      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in each of the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement (File No. 122280) and prior to a declaration of effectiveness of the post-effective amendment to File No. 333-112798, it should furnish a letter acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of each of your filings or in response to our comments on each of your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 824-5579, or Brian
Cascio,
Branch Chief, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 551-3619 or me at (202) 824-5697 with any other questions.

      Sincerely,




      Russell Mancuso
							Branch Chief


cc (via fax):  	Kevin Leung, Esq. (310) 208-1154
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Benton H. Wilcoxon
Composite Technology Corporation
May 5, 2005
Page 1